Schedule A

Transactions in the Fund’s Securities During the Last 60

Days Ocean Capital

Nature of the Transaction	Securities Purchased (Sold)	Price Per Share	Date of Transaction
Sale	28,712	$1.67	Apr 16, 2026
Sale	8,000	$1.67	Apr 7, 2026
Sale	13,407	$1.67	Apr 6, 2026

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.